As filed with the Securities and Exchange Commission on January 25, 2007

Registration No. 333-120847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6 TO
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
(Exact Name of Registrant as Specified in Its Governing Instruments)

15601 Dallas Parkway, Suite 600
Addison, Texas  75001
(866) 655-1620
(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Gerald J. Reihsen, III
Executive Vice President — Corporate Development & Legal and Secretary
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001
(866) 655-1620
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Lauren Burnham Prevost, Esq.
Seth K. Weiner, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable following effectiveness of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-120847

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (Registration No. 333-120847) (“Post-Effective Amendment No. 6”) is filed pursuant Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement.  No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.  Financial Statements and Exhibits

(b)           Exhibits:  The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

1.1	Amended and Restated Dealer Manager Agreement (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.1	Amended and Restated Agreement of Limited Partnership of Behringer Harvard Opportunity OP I, LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.2

Amended and Restated Advisory Management Agreement by and between the Registrant and Behringer Harvard Opportunity Advisors I LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.3

Second Amended and Restated Property Management and Leasing Agreement by and among the Registrant, Behringer Harvard Opportunity OP I, LP and HPT Management Services LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.35	Limited Liability Company Agreement of Chase Park Plaza Hotel, LLC between Behringer Harvard Opportunity OP I LP and Kingsdell L.P.

10.36	Limited Liability Company Agreement of The Private Residences, LLC between Behringer Harvard Opportunity OP I LP and Kingsdell L.P.

10.37	Contribution Agreement between Kingsdell L.P. and Chase Park Plaza Hotel, LLC

10.38	Contribution Agreement between Kingsdell L.P. and The Private Residences, LLC

10.39	Development Agreement by and between Chase Park Plaza Hotel, LLC and IFC, Inc. regarding the main hotel building renovation project associated with the Chase Park Plaza property

10.40	Development Agreement by and between Chase Park Plaza Hotel, LLC and IFC, Inc. regarding the new hotel facilities and corporate apartments project associated with the Chase Park Plaza property

10.41	Development Agreement by and between The Private Residences, LLC and IFC, Inc. regarding the residential condominium project associated with the Chase Park Plaza property

10.42	Owner Agreement by and among Chase Park Plaza Hotel, LLC, Kingsdell L.P. and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.43	Lease Agreement between Chase Park Plaza Hotel, LLC and Kingsdell L.P. regarding the Chase Park Plaza property

10.44	Hotel Operating Agreement for Chase Park Plaza Hotel between CWE Hospitality Services, LLC and Kingsdell L.P.

10.45	Apartment Management Agreement between Chase Park Plaza Hotel, LLC and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.46	Residential Apartment Management Agreement between The Private Residences, LLC and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.47	Promissory Note made between Kingsdell L.P. and Chase Park Plaza Hotel, LLC

10.48	Promissory Note made between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company

10.49	Deed of Trust and Security Agreement and Fixture Filing by and between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.50	Assignment of Leases and Rents by and between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.51

Assignment, Assumption and Modification Agreement among Chase Park Plaza Hotel, LLC, The Private Residences, LLC, Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.52	Recourse Guaranty Agreement made by Registrant to and for the benefit of Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.53	Cross Reimbursement and Indemnity Agreement between Chase Park Plaza Hotel, LLC and The Private Residences, LLC regarding the Chase Park Plaza property

10.54

Real Estate Sale Agreement for Bent Tree Green between CMD Realty Investment Fund II, L.P. and Harvard Property Trust, LLC (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.55	Reinstatement of and First Amendment to Real Estate Sale Agreement regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.56

Assignment of Real Estate Sale Agreement by Harvard Property Trust, LLC and Behringer Harvard Opportunity OP I, LP regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.57

Assignment of Real Estate Sale Agreement by Behringer Harvard Opportunity OP I, LP and Behringer Harvard Bent Tree, LP regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.58

Purchase and Sale Agreement for Las Colinas Commons between CFH Realty II/Las Colinas Commons, L.P. and Harvard Property Trust, LLC (previously filed in and incorporated by reference to Form 8-K filed on December 27, 2006)

21.1	List of Subsidiaries

PLEASE NOTE: It is inappropriate for investors to assume the accuracy of any covenants, representations or warranties that may be contained in agreements or other documents filed as exhibits to this Post-Effective Amendment No. 6. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules not filed with this Post-Effective Amendment No. 6, may reflect the parties’ negotiated risk allocation in the particular transaction, may be qualified by materiality standards that differ from those applicable for securities law purposes, and may not be true as of the date of this Post-Effective Amendment No. 6 or any other date.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 25th day of January, 2007.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

By:	/s/ Robert M. Behringer
Robert M. Behringer, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ Robert M. Behringer	Chief Executive Officer, Chief Investment	January 25, 2007
Robert M. Behringer	Officer, Director (Principal Executive Officer)

/s/ Gary S. Bresky	Chief Financial Officer	January 25, 2007
Gary S. Bresky	(Principal Financial Officer)

/s/ Kimberly Arianpour	Chief Accounting Officer	January 25, 2007
Kimberly Arianpour	(Principal Accounting Officer)

*	Director	January 25, 2007
Robert S. Aisner

*	Director	January 25, 2007
Barbara C. Bufkin

*	Director	January 25, 2007
Robert J. Chapman

*	Director	January 25, 2007
Steven J. Kaplan

* By:	/s/ Gary S. Bresky
Gary S. Bresky
Signed on behalf of the named individuals under power of attorney

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Dealer Manager Agreement (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.1	Amended and Restated Agreement of Limited Partnership of Behringer Harvard Opportunity OP I, LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.2

Amended and Restated Advisory Management Agreement by and between the Registrant and Behringer Harvard Opportunity Advisors I LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.3

Second Amended and Restated Property Management and Leasing Agreement by and among the Registrant, Behringer Harvard Opportunity OP I, LP and HPT Management Services LP (previously filed in and incorporated by reference to Form 8-K filed on January 5, 2007)

10.35	Limited Liability Company Agreement of Chase Park Plaza Hotel, LLC between Behringer Harvard Opportunity OP I LP and Kingsdell L.P.

10.36	Limited Liability Company Agreement of The Private Residences, LLC between Behringer Harvard Opportunity OP I LP and Kingsdell L.P.

10.37	Contribution Agreement between Kingsdell L.P. and Chase Park Plaza Hotel, LLC

10.38	Contribution Agreement between Kingsdell L.P. and The Private Residences, LLC

10.39	Development Agreement by and between Chase Park Plaza Hotel, LLC and IFC, Inc. regarding the main hotel building renovation project associated with the Chase Park Plaza property

10.40	Development Agreement by and between Chase Park Plaza Hotel, LLC and IFC, Inc. regarding the new hotel facilities and corporate apartments project associated with the Chase Park Plaza property

10.41	Development Agreement by and between The Private Residences, LLC and IFC, Inc. regarding the residential condominium project associated with the Chase Park Plaza property

10.42	Owner Agreement by and among Chase Park Plaza Hotel, LLC, Kingsdell L.P. and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.43	Lease Agreement between Chase Park Plaza Hotel, LLC and Kingsdell L.P. regarding the Chase Park Plaza property

10.44	Hotel Operating Agreement for Chase Park Plaza Hotel between CWE Hospitality Services, LLC and Kingsdell L.P.

10.45	Apartment Management Agreement between Chase Park Plaza Hotel, LLC and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.46	Residential Apartment Management Agreement between The Private Residences, LLC and CWE Hospitality Services, LLC regarding the Chase Park Plaza property

10.47	Promissory Note made between Kingsdell L.P. and Chase Park Plaza Hotel, LLC

10.48	Promissory Note made between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company

10.49	Deed of Trust and Security Agreement and Fixture Filing by and between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.50	Assignment of Leases and Rents by and between Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.51

Assignment, Assumption and Modification Agreement among Chase Park Plaza Hotel, LLC, The Private Residences, LLC, Kingsdell L.P. and Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.52	Recourse Guaranty Agreement made by Registrant to and for the benefit of Massachusetts Mutual Life Insurance Company regarding the Chase Park Plaza property

10.53	Cross Reimbursement and Indemnity Agreement between Chase Park Plaza Hotel, LLC and The Private Residences, LLC regarding the Chase Park Plaza property

10.54

Real Estate Sale Agreement for Bent Tree Green between CMD Realty Investment Fund II, L.P. and Harvard Property Trust, LLC (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.55	Reinstatement of and First Amendment to Real Estate Sale Agreement regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.56

Assignment of Real Estate Sale Agreement by Harvard Property Trust, LLC and Behringer Harvard Opportunity OP I, LP regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.57

Assignment of Real Estate Sale Agreement by Behringer Harvard Opportunity OP I, LP and Behringer Harvard Bent Tree, LP regarding the Bent Tree Green property (previously filed in and incorporated by reference to Form 8-K filed on December 19, 2006)

10.58

Purchase and Sale Agreement for Las Colinas Commons between CFH Realty II/Las Colinas Commons, L.P. and Harvard Property Trust, LLC (previously filed in and incorporated by reference to Form 8-K filed on December 27, 2006)

21.1	List of Subsidiaries